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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                    August, 2005

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

August 12, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc. (the "Company" or "Alamos")
Suite 1503, 110 Yonge Street
Toronto, Ontario
M5C 1T4

Item 2.

Date of Material Change

August 12, 2005

Item 3.

News Release

The news release was issued at Toronto, Ontario on August 12, 2005.

Item 4.

Summary of Material Change

Alamos released unaudited interim financial results for the three and six month period ended June 30, 2005, and a current update of other corporate developments. The summary of activities and financial results should be read in conjunction with Alamos' unaudited financial statements and Management Discussion and Analysis for the six month period ended June 30, 2005, which are available under the Company's name at www.sedar.com.

Alamos is developing the Mulatos gold mine, located in Sonora, Mexico.

Item 5.

Full Description of Material Change

Reference the accompanying news release dated August 12, 2005.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 12th day of August, 2005.

Friday, August 12, 2005

Alamos Gold Reports Second Quarter 2005 Financial Results and Progress on Development and Exploration Activities

Toronto, Ontario - Alamos Gold Inc. (Alamos) announced today the unaudited interim financial results for the three and six month period ended June 30, 2005, and a current update of other corporate developments. Alamos is developing the Mulatos gold mine, located in Sonora, Mexico.

All figures in United States dollars unless otherwise stated.

Highlights Second Quarter 2005:

  Commenced stacking ore-grade colluvium overliner on leach pad;

  Commenced overburden removal at the Estrella Pit;

  Expenditures of $10.8 million on development at Mulatos, plus $3.3 million on mining equipment;

  Expenditures of $0.6 million on exploration at El Salto / Mina Vieja (adjacent to the Estrella Pit) and at the Escondida / El Victor underground drift development;

  Election of Mark Wayne and Brian W. Penny to the Board of Directors;

  Subsequent to the end of the second quarter, poured first dore bar at Mulatos weighing 117 ounces.

Results of Operations

Alamos had a loss from operations of $2.3 million ($0.03 per share) in the three-month period ended June 30, 2005 compared with $1.4 million ($0.02 per share) for the corresponding period in 2004 and $3.5 million ($0.04 per share) for the six-month period ended June 30, 2005 compared with $1.9 million ($0.03 per share) for the corresponding period in 2004. Mining operations, consisting of stacking ore-grade colluvium overliner on the leach pad and overburden removal at the Estrella Pit, commenced in the period, resulting in the recording of the cost of broken-ore inventory of $546,092. There was no production revenue in the period. In July 2005, production commenced with the pouring of Alamos' first dore bar weighing 117 ounces.

The increased loss in the three-month period ended June 30, 2005 compared with the corresponding period in 2004 mainly relates to higher compensation costs, including non-cash stock-based compensation (2005 - $927,000; 2004 $469,190) and interest expense (2005 - $303,806; 2004 - $64,434) and related financing and accretion expense (2005 - $241,428; 2004 $nil) attributed to the debenture issued in February 2005. Offsetting higher administrative and finance-related costs was higher interest income of $323,523 (2004 - $54,297).

Capital Resources and Liquidity

Alamos had total cash and cash equivalents of $35.7 million at June 30, 2005 vs. $18.1 million (which included short-term investments) at December 31, 2004, plus an additional $2.3 million set aside in trust to fund interest payable on the debenture for the first year. The estimate to complete construction and procurement at its Mulatos project at June 30, 2005 was approximately $25 million. Alamos anticipates spending an additional $5 million in 2005 on its exploration and development programs at the Escondida / El Victor for drift development and drilling, and on other targets within its Salamandra group of concessions. Alamos expects to generate some cash flow from mining operations from run-of-mine ore and colluvium prior to achieving feasibility production rates of 10,000 tonnes of ore per day in the fourth quarter 2005.

Development at Mulatos Project

Alamos is currently producing dore from leaching gold-bearing overliner material and run-of-mine ore from the top of Cerro Estrella. Development costs for the second quarter of 2005 amounted to $10.8 million at Mulatos. The focus in its second quarter development was on completing work on the leach pad, ponds, power and process systems to enable initial production. Development in the third quarter 2005 will focus on the crusher/conveying system, which is expected to be completed in the fourth quarter 2005.

Exploration

Alamos' exploration programs are focused on both resource/reserve development and new discoveries on its 21,300 hectare Salamandra group of concessions.

Drilling at Mina Vieja was completed in June 2005 with a total of 2,769 meters in 24 holes. Drilling at El Salto consisted of 54 drill holes. Both these locations are adjacent to the Estrella Pit which contains almost 1.4 million recoverable ounces of gold. Alamos expects to have revised resource and reserve figures incorporating these results in the third quarter 2005.

The Escondida and El Victor underground drift advance was a total 480 meters including drill stations. Drilling is expected to begin in the third quarter using two drill rigs.

Alamos intends to drill-test targets at El Jaspe and Los Bajios in the third quarter.

Outlook

Alamos achieved a significant milestone at Mulatos by pouring its first dore bar in July 2005. It is now focused on increasing production from colluvium and run-of-mine ore in the third quarter and completing construction and achieving feasibility production rates of 10,000 tonnes of ore per day in the fourth quarter. Alamos expects to have a revised reserve figure incorporating results from El Salto and Mina Vieja, adjacent to the current reserves within the Estrella Pit,  in the third quarter 2005.

Alamos' common shares are traded on the Toronto Stock Exchange under the symbol "AGI" and convertible debentures under the symbol AGI.DB".

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

ALAMOS GOLD INC.

Consolidated Financial Statements

(Expressed in US Dollars)

June 30, 2005

Unaudited - Prepared by Management - See Notice to Reader

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Consolidated Statements of Mineral Properties

Notes to Consolidated Financial Statements

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of Alamos Gold Inc. including the accompanying interim consolidated balance sheet at June 30, 2005 and the interim consolidated statements of operations and deficit, cash flows, mineral properties for the three month and six month periods then ended are the responsibility of the Company's management. These consolidated financial statements have not been reviewed by the independent external auditors of the Company. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim reports.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Stated in United States dollars)

(Unaudited - prepared by management)

	June 30	December 31
	2005	2004

A S S E T S
Current Assets
Cash and cash equivalents	$ 35,746,347	$ 13,127,463
Restricted cash (note 5)	2,324,140	-
Short-term investments	-	15,000,000
Amounts receivable	3,892,141	112,117
Advances and prepaid expenses	4,109,712	1,733,284
Inventory	546,092	-
	46,618,432	29,972,864

Deferred financing charges (note 7)	1,198,684	-
Equipment (note 3)	19,650,313	10,442,580
Mineral properties (note 4)	49,758,802	35,463,590
	$117,226,231	$ 75,879,034

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	2,526,818	943,319
Convertible debentures (note 5)	30,914,475	-
Asset retirement obligations (note 6)	210,000	50,000

S H A R E H O L D E R S' E Q U I T Y

Share capital (note 11(a))	87,263,256	86,170,028
Convertible debentures (note 5)	9,983,025	-
Contributed surplus	2,955,036	1,877,036
Deficit	(16,626,379)	(13,161,349)
	83,574,938	74,885,715
	$117,226,231	$ 75,879,034
Continuing operations (note 1)

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Statements of Operations and Deficit

(Stated in United States dollars) (unaudited)

	For the three months ended		For the six months ended
	June 30		June 30
	2005	2004	2005	2004

Expenses
Salaries and management fees	$629,999	$351,577	$847,285	$486,289
Foreign exchange loss	85,437	115,916	179,188	99,486
Legal, audit and accounting	70,677	115,385	144,897	170,117
Office and administration	102,909	64,754	251,947	118,820
Shareholder communications	102,179	106,381	196,763	141,260
Travel and accommodation	74,370	65,073	131,188	107,825
Trust and filing fees	53,346	120,481	110,780	127,740
Stock-based compensation	927,000	469,190	927,000	551,965
Interest expense	303,816	64,434	617,714	129,336
Interest income	(323,523)	(54,297)	(604,694)	(65,348)
Financing costs	33,561	-	87,965	-
Depreciation	55,913	18,245	116,660	27,056
Accretion of debenture discount	207,867	-	453,337	-
Accretion of asset retirement obligations	3,000	-	5,000	-
	2,326,551	1,437,139
Loss for the period			3,465,030	1,894,546
Deficit, beginning of the period	14,299,828	9,846,532	13,161,349	9,389,125

Deficit, end of the period	$16,626,379	$11,283,671	$16,626,379	$11,283,671

Loss per share (note 10)	$ 0.03	$ 0.02	$ 0.04	$ 0.03

See notes to consolidated financial statements

ALAMOS GOLD INC

Consolidated Statements of Cash Flows

(Stated in United States dollars) (unaudited)

	For the three month period		For the six month period
	ended June 30		ended June 30
Cash (used for) provided by:	2005	2004	2005	2004

Operating Activities
Net loss for the period	$(2,326,551)	$(1,437,139)	$(3,465,030)	$ (1,894,546)
Adjustments for items not involving cash:
Depreciation	55,913	18,245	116,660	27,056
Accretion of asset retirement obligations	3,000	-	5,000	-
Foreign exchange (gain) loss on debenture	(361,982)	-	405,758	-
Accretion of debenture discount	207,867	-	453,337	-
Amortization of deferred financing costs	61,000	-	101,000	-
Foreign exchange gain on note payable	-	(36,000)		(61,612)
Stock-based compensation	927,000	469,190	927,000	551,965
	(1,433,753)	(985,704)	(1,456,275)	(1,377,137)
Changes in non-cash working capital components:
Amounts receivable	(138,387)	(8,342)	(330,164)	(36,967)
Inventory	(546,092)	-	(546,092)	-
Prepaid expenses	28,605	(69,847)	22,687	(381,804)
Accounts payable and accrued liabilities	638,022	78,422	854,487	(300,098)
	(1,451,605)	(985,471)	(1,455,357)	(2,096,006)
Investing Activities
Mineral property under development	(11,654,670)	(3,953,781)	(16,256,878)	(5,203,167)
Short-term investments	-	-	15,000,000	-
Contractor advances and deposits	(1,885,567)	-	(2,399,115)	-
Asset retirement obligation	-		-
Purchase of equipment	(3,277,454)	(2,385,802)	(9,598,596)	(2,408,270)
	(16,817,691)	(6,339,583)	(13,254,589)	(7,611,437)
Financing Activities
Proceeds from issuance of convertible debentures	-	-	40,306,300	-
Deferred financing costs	(99,823)	-	(1,715,684)	-
Proceeds from the issue of common shares	132,615	21,438,872	1,093,228	22,402,564
	32,792	21,438,872	39,683,844	22,402,564
Restricted cash	(516)	-	(2,355,014)	-
Net (decrease) increase in cash and cash equivalents	(18,237,020)	14,113,818	22,618,884	12,695,121
Cash and cash equivalents - beginning of period	53,983,367	7,562,878	13,127,463	8,981,575
Cash and cash equivalents - end of period	$35,746,347	$21,676,696	$35,746,347	$21,676,696

See notes to consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

(Stated in United States dollars) (unaudited)

	December 31, 2003	Expenditures 2004	December 31, 2004	Expenditures June 30, 2005	June 30, 2005
MINERAL PROPERTY UNDER DEVELOPMENT
Mulatos Project
Acquisition	$13,845,789	$4,628,311	$18,474,100	$ -	$18,474,100
Exploration:
Administration	155,351	320,798	476,149		476,149
Analytical	90,803	-	90,803		90,803
Feasibility study	254,989	586,787	841,776	51,604	893,380
Field work and supplies	1,294,998	362,623	1,657,621	400,320	2,057,941
Geological	844,675	149,998	994,673		994,673
Claims maintenance	182,454	181,531	363,985		363,985
Equipment rental	195,007	12,867	207,874		207,874
Property and other taxes	471,920	1,867,753	2,339,673	(1,570,852)	768,821
Site development	-	146,981	146,981		146,981
Travel and accommodation	117,517	34,470	151,987		151,987
Development:
Administration	-	138,298	138,298	550,041	688,339
Roads	-	1,139,547	1,139,547	1,892,554	3,032,101
Leach pad	-	1,940,174	1,940,174	4,120,573	6,060,747
Facilities	-	1,231,261	1,231,261	1,752,645	2,983,906
Water systems	-	2,163,373	2,163,373	822,015	2,985,388
Utilities	-	262,356	262,356	1,944,983	2,207,339
Maintenance	-	521,837	521,837	2,053,105	2,574,942
Asset retirement obligations	-	50,000	50,000	155,000	205,000
Capitalized interest and debenture accretion	-	-	-	497,715	497,715
Capitalized depreciation	-	149,428	149,428	274,203	423,631
Other costs	-	116,465	116,465	398,493	514,958
	$17,453,503	$16,004,858	$33,458,361	$13,342,399	$46,800,760
UNPROVEN MINERAL PROPERTIES
Active Projects
Drilling	-	$ 534,457	$ 534,457	366,730	901,187
Assaying	-	127,166	127,166	154,697	281,863
Geology	-	86,789	86,789	52,500	139,289
Administration	-	113,449	113,449	82,784	196,233
Equipment	-	18,170	18,170	43,099	61,269
Drifting	-	-	-	155,275	155,275
Other costs	-	114,560	114,560	97,728	212,288
	-	994,591	994,591	952,813	1,947,404

	December 31, 2003	Expenditures 2004	December 31, 2004	Expenditures June 30, 2005	March31, 2005
Inactive Project
La Fortuna Property
Acquisition	295,300	-	295,300	-	295,300
Exploration:
Analytical	28,714	-	28,714	-	28,714
Field work and supplies	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336
Claims maintenance	75,043	2,273	77,316	-	77,316
Travel and accommodation	35,196	-	35,196	-	35,196
	1,008,365	2,273	1,010,638	-	1,010,638
	1,008,365	996,864	2,005,229	952,813	2,958,042
	$ 18,461,868	$17,001,722	$ 35,463,590	$14,295,212	$49,758,802

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

1.

NATURE OF OPERATIONS

The Company is engaged in the acquisition, exploration and development of mineral rights that are considered sites of potential economic mineralization. These activities are currently conducted primarily in Mexico. The Company's principal mineral rights interest is in the Mulatos deposit and an additional nine satellite gold systems identified to date which together comprise the 21,300 hectares Salamandra Property in Sonora, Mexico. The Mulatos deposit contains economically recoverable reserves which the Company intends to develop and exploit.

The Company has not yet generated cash flow from operations to fund its exploration and development activities and has therefore relied principally upon the issuance of securities for financing.  The Company intends to continue relying upon the issuance of securities to finance its operations and exploration and development activities to the extent such instruments are issuable under terms acceptable to the Company.  Accordingly, the Company's financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These interim financial statements have been compiled in United States dollars in accordance with accounting principles generally accepted in Canada for interim reporting using the same accounting policies and measurement criteria as those utilized in the preparation of the Company's audited financial statements dated December 31, 2004, except as noted below. These interim financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with those annual financial statements and notes thereto.

The Company has adopted the accounting recommendations contained in accounting guideline AcG-15, consolidation of variable interest entities. There was no impact on the financial statements as a result of the initial implementation of this accounting standard.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

3.

EQUIPMENT

	June 30, 2005			December 31, 2004

		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Mining equipment	$20,141,179	$624,000	$19,517,179	$10,352,040
Office and computer equipment	171,558	38,424	133,134	90,540
	$20,312,737	$ 662,424	$19,650,313	$10,442,580

4.

MINERAL PROPERTIES

Deferred Costs

The Company's properties are located in Mexico and its interest in these properties is maintained under agreements with the titleholders.

a)

Sonora, Mexico

Salamandra Group

The Company had acquired a 100% interest in this property which comprises approximately 21,300 hectares, in consideration for the payment of CDN$11,154,011 in acquisition costs and assigned expenses. The most advanced property within the group is Mulatos.

The property is subject to a sliding scale net smelter royalty (NSR) on the first 2,000,000 ounces of gold production from certain concessions. The royalty commences at 1% when the price of gold is less than $300 per ounce, rising to 5% when the price of gold exceeds $400 per ounce.

Mulatos Project

In June 2004, the Company completed a feasibility study on a portion of the Mulatos property known as the Estrella Pit Development. The Company has received all requisite permits for construction and mine operation.

Other Exploration Properties

The Company has 9 exploration properties within the 21,300 hectares land package comprising the Salamandra group of concessions.

b)

Durango, Mexico

La Fortuna Property

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated recoverable amount of $1 million.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

5.

CONVERTIBLE DEBENTURES

Effective February 2, 2005, the Company issued CDN$50 million 5.5% convertible unsecured subordinated debentures maturing on February 15, 2010, net of a 3.5% underwriters' fee. The debentures bear interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debentures are convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures. In certain circumstances, the debentures may be redeemed in whole or in part at the option of the Company after February 15, 2008.

The debentures are classified as a liability, with the exception of the portion relating to their conversion features, which are classified as an equity component, resulting in the carrying value of the debentures being less than their face value. The discount is being accreted over the term of the debentures, utilizing the effective interest rate method and the 12.6% interest rate implicit in the debentures.

In accordance with the terms of the trust indenture, the Company has set aside CDN$2,848,000 ($2,324,140) for interest due from February 2, 2005 to February 15, 2006.

6.

ASSET RETIREMENT OBLIGATIONS

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to operations. In addition, the fair value is added to the carrying amount of the Company's mineral property under development, and will be amortized over the useful life of the property when it enters production.

Continuity of asset retirement obligations:

Six months ended June 30, 2005

Obligations at January 1, 2005	$ 50,000
Discounted revisions in estimated cash flows	155,000
Accretion of discounted cash flows	5,000
Liabilities settled	-
Obligations at June 30, 2005	$ 210,000

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

7.

DEFERRED FINANCING CHARGES

Costs incurred and allocated to the debt portion of the debenture financing are amortized over the 5-year term of the debt on a straight-line basis and costs incurred to establish a bank credit agreement are amortized over a one-year term (see note 14).

	June 30, 2005	December 31, 2004

Convertible debenture	$ 1,221,871	-
Bank	77,813	-
less, accumulated amortization	(101,000)	-
	$1,198,684	-

8.

RELATED PARTY TRANSACTIONS

For the three month period ended June 30, 2005, a director of the Company was paid an aggregate of $34,260, (2004 - $309,700 (including a bonus of $249,000) to a director and officer) for management and administrative services pursuant to a monthly services contract. These fees have been paid in the normal course of operations and are measured at the fair value as determined by management.

9.

SEGMENTED INFORMATION

	June 30,	December 31,
	2005	2004

Assets by geographic segment, at cost

Mexico	$ 79,708,714	$ 48,776,475
Canada	37,517,517	27,102,559
	$117,226,231	$ 75,879,034

Six months ended June 30			2005			2004
	Mexico	Canada	Total	Mexico	Canada	Total
Loss	$345,145	$3,119,885	$3,465,030	$45,804	$1,848,742	$1,894,546

The Company is in the development stage and has no reportable revenue.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

10.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of shares outstanding during the six-month period ended June 30, 2005 of 77,121,261 (2004 - 55,748,451) shares and three-month period ended June 30, 2005 of 77,147,039 (2004 - 60,797,746) shares. Fully-diluted loss per share is not disclosed as it is antidilutive.

11.

SHARE CAPITAL

a)

Authorized share capital of the Company consists of unlimited common shares without  par value.

	Number of Shares	Amount

Outstanding at January 1, 2005	76,777,918	$86,170,028
Exercise of stock options	147,500	118,538
Exercise of warrants	345,000	974,690
Outstanding at June 30, 2005	77,270,418	$87,263,256

b)

Stock options at June 30, 2005:

Number	Expiry Date	Exercise Price
		CDN $
980,000	June 2, 2010	3.73
375,000	December 16, 2009	3.50
850,000	June 25, 2009	2.25
110,000	February 12, 2009	2.75
883,500	December 9, 2008	2.50
557,483	July 23, 2008	1.13
345,000	June 2, 2008	3.73
50,000	January 30, 2008	0 .76
150,000	July 22, 2007	1.00
330,000	June 25, 2007	2.25
150,000	June 3, 2007	1.16
4,780,983	Weighted average exercise price	2.60

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

11.  SHARE CAPITAL (Continued)

Summary of stock option activity:

	Shares	Weighted Average Price
		CDN $
Balance at January 1, 2005	3,603,483	2.11
Granted	1,325,000	3.73
Exercised	(147,500)	1.00
Balance at June 30, 2005	4,780,983	2.60

c)

Warrants outstanding on June 30, 2005 are as follows:

Number	Expiry Date	Exercise Price
		CDN $
4,555,000	April 8, 2006	3.50

    Summary of warrant activity:

	Shares	Weighted Average Price
		CDN $

Balance at January 1, 2005	4,900,000	3.50
Exercised	(345,000)	3.50
Balance at June 30, 2005	4,555,000	3.50

Subsequent to June 30, 2005, 350,000 two-year warrants were granted at an exercise price of CDN$5.80 (see note 14) and 9,000 were exercised at a price of CDN$3.50.

12.

STOCK-BASED COMPENSATION

The Company granted incentive stock options to its directors and employees and officers to purchase up to a total of 1,325,000 common shares in the capital of Alamos at a price of CDN$3.73 per share. The options granted to directors and senior officers are exercisable for a five-year period, and options granted to employees are exercisable for a three-year period.

The Company determined the value of the stock-based compensation and allocated it as follows, depending on the nature of the grant:

Mineral properties	$ 151,000
Operations	927,000
Total	$1,078,000

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

12.

STOCK-BASED COMPENSATION (continued)

No cash is transferred upon the granting of stock options. The Company credits its contributed surplus account for the total value of the grant.

The fair value of stock options granted in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Three-months ended June 30	2005	2004
Risk-free rate	3.0%	3.5%
Expected dividend yield	nil	nil
Expected stock price volatility	50%	55%
Expected option life, based on term of the grant (months)	18-30	18-30

13.

CONTINGENCIES AND COMMITMENTS

The Company is currently developing the Phase I - Estrella Pit on its Mulatos deposit at a capital cost of $73 million, as outlined in the June 2004 Estrella Pit Development Feasibility Study. At June 30, 2005, the Company had committed expenditures in the amount of $8 million for future procurement and development at the project out of a total estimate of $25 million cost to complete the project.

The Company has commitments to acquire CDN$16 million at a fixed price in 2007.

14.

SUBSEQUENT EVENT

On July 27, 2005 the Company announced the closing of a line of credit consisting of a $10 million unsecured one year extendible revolving facility and an unmargined hedging line. Interest is payable at a rate of 2.75% above applicable LIBOR on the drawn portion of the facility, and 0.75% on the undrawn portion. 350,000 two-year warrants were granted to the lender on closing, at a conversion price of CDN$5.80 per share.

ALAMOS GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis (MD&A) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the "Company") is for the three and six month periods ended June 30, 2005 compared with the three and six month periods ended June 30, 2004. Information is current to August 2, 2005. It should be read in conjunction with the Annual Information Form and other information filed by the Company at www.sedar.com.

Introduction

The Company is a development stage mineral exploration company with its Mulatos gold project under construction in Sonora, Mexico, and prospective exploration targets in and around the project. On July 22, 2005, the Company poured its first bar of dore from the Mulatos project.

The MD&A should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim reporting (for more complete disclosure see Summary of Significant Accounting Policies Note 2 to the December 31, 2004 Financial Statements) in United States dollars. These principles differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between GAAP and U.S. GAAP applicable to the Company as at December 31, 2004 and described in Note 19 to the December 31, 2004 Financial Statements, do not consider additional GAAP/U.S. GAAP differences which may exist in the treatment of convertible debentures issued in February 2005.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and CIM Standards.  While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States.  As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In June 2004 the Company completed the Mulatos Feasibility Study Phase One – Estrella Pit. Gold reserves within the Estrella Pit consist of 36.4 million tonnes of ore grading 1.6 grams per tonne (g/t) at varying cutoff grades, beginning at  0.8 g/t, yielding 2.0 million ounces of contained gold of which 1.4 million is estimated to be recoverable.

Highlights

For the three months ended June 30, 2005:

•

Commenced stacking ore-grade colluvium overliner on leach pad;

•

Commenced overburden removal at Estrella pit.

•

Spent $10.8 million on development at Mulatos, plus $3.3 million on mining equipment;

•

Spent $0.6 million on exploration at El Salto/Mina Vieja adjacent to Phase I Estrella pit and Escondida/El Victor underground drift development;

•

Loss of $2.3 million ($.03 per share);

•

Granted 1.3 million incentive stock options;

•

Mark Wayne and Brian W. Penny elected directors at annual general meeting of shareholders

Subsequent to June 30, 2005:

•

Poured first 117 ounce gold/silver dore bar at Mulatos mine;

•

Closed $10 million unsecured bank credit agreement.

Assessment of Gold Market

Gold continued to trade in a narrow band in the second quarter of 2005, between $415 and $440 per ounce and was at $430 on August 2, 2005. The price of gold is attractive for the Company, which prepared its feasibility study and reserves using a base case of $350 per ounce. At these levels, the price of gold has had and may continue to have a positive impact on the economics of the feasibility study for Phase I development of the Mulatos deposit. However, it is not possible to forecast future gold price trends and their impact on future results from operations.

Projects

The Company’s major asset is its 21,300-hectare Salamandra group of concessions in Sonora, Mexico, which includes the Mulatos deposit and nine other exploration targets identified to date. The Mulatos deposit consists of several contiguous mineralized zones which contain gold resources of approximately 62.2 million tonnes of ore grading 1.5 g/t at a 0.6 g/t gold cutoff, measured and indicated, excluding resources contained in the Gap, El Victor and San Carlos zones. In June 2004, a feasibility study was completed on the Estrella zone of the Mulatos deposit, which contained gold reserves of 36.4 million tonnes of ore grading 1.6 g/t at varying cutoff grades, beginning with 0.8 g/t in the early years and declines to the internal cutoff in later years to enhance economics. Reserves are 2.0 million ounces of contained gold, of which 1.4 million ounces are recoverable, based on metallurgical testing. The reserves were prepared using a gold price assumption of $350 per ounce. Total projected capital cost, including a $7.7 million contingency, was set at $72.3 million. The feasibility study projects cash operating costs at $174 per ounce. Production is subject to a sliding scale net smelter royalty, which at current gold prices above $400, is set at a rate of 5% of the value of gold and silver, less certain allowed refining and transportation costs.

Construction of the mine at Mulatos began in the third quarter of 2004 and operations commenced in the third quarter of 2005 with the pouring of its first dore bar of gold and silver weighting 117 ounces. Pre-stripping of waste has commenced atop Cerro Estrella. Feasibility level rates of production at 10,000 tonnes of ore per month and 150,000 ounces of gold per year are not expected until year end.

The Company has completed drilling at Southeast Extension Zone and is currently drilling at El Salto and with the goal of adding to its mineral reserve base around the Estrella pit. Twenty-four holes (2,769 meters) have been completed at Mina Vieja. The Company intends to issue a new reserve report after all drilling at Mina Vieja and El Salto has been incorporated into a new reserve model. The Company has also advanced a development program which involves underground drifting through the Escondida, Gap and El Victor zones to a total of 432 meters distance from portals and has currently established two drill locations underground to test ore continuity and high-grade structures.  Drifting and additional drill locations will extend over a 1,700 meter strike length.

Total planned exploration and development expenditures around the Estrella Zone, for the Excondida – El Victor underground development and regional targets is budgeted at $6.0 million for 2005, which includes expenditures contingent on follow-up work, if warranted.

Operating Activities

The Company recorded net loss for the three months ended June 30, 2005 of $2.3 million ($0.03 per share), compared with $1.4 million ($0.02 per share) in the corresponding period in 2004. Increased costs partly relate to the issuance of convertible debentures in February 2005 for interest and financing expenses and debenture accretion, offset in part by increased interest income from the cash on hand obtained from the debentures. Stock-based compensation, reflecting the value of incentive stock options granted in the period, amounted to $0.9 million compared with $0.5 million in the corresponding period in 2004. Certain corporate operating costs were also higher in the current period, including $0.4 million in bonus compensation granted in the quarter. Loss for the six month period ended June 30, 2005 was $3.5 million ($.04 per share) compared with $1.9 million ($.03 per share) for the corresponding period in 2004.

The Company received C$50 million ($40.3 million) from the issuance of convertible debentures, before related financing costs in February 2005. The debentures are classified as a liability, with the exception of the portion relating to their conversion feature, which is classified as an equity component, resulting in the carrying value of the debentures being less than their face value. The discount is being accreted over the term of the debentures – in the second quarter of 2005 the amount of accretion of the debenture discount charged to operations was $207,867. Interest expense accrued mainly on the debenture amounted to $557,566, of which $253,750 was capitalized to mineral properties and $303,816 (2004 - $64,434, relating to the H. Morgan loan, repaid in December 2004) was charged to operations. $0.1 million in deferred financing costs associated with the debenture and bank credit agreement which became effective in July 2005was allocated to the debt portion of the debenture and capitalized. This amount is being amortized on a straight line basis over the term of the related debt; financing costs, which includes amortization expense for the second quarter of 2005 was $33,561 (2004 - $nil). A portion of deferred financing costs incurred in the first quarter of 2005, $416,000, was netted against the equity segment of the debenture.

Salaries and management compensation increased to $629,999 in the second quarter of 2005, which included bonus compensation in the amount of $407,600, up from $351,577 in 2004 (bonus $216,000).

The Company incurred a loss on foreign exchange of $85,437 in 2005 (2004 –$115,916) resulting from a loss on Canadian dollar accounts (mainly relating to its Canadian dollar debenture liability) offset in part by a gain on Mexican peso accounts (mainly relating to its sales tax recoverable account). Interest income of $323,523 (2004 - $54,297) was up due to the increase in cash balances from a $23 million equity financing in November 2004 and a $40.3 million convertible debenture financing in February 2005, less development expenditures and equipment purchases relating to the development of the Mulatos deposit.

There were 1.3 million stock option grants during the second quarter of 2005, compared with 1.2 million in the corresponding period in 2004. Total computed value of the stock option grants in the second quarter of 2005 was $1.1 million, (2004: $0.7 million) of which $0.2 million was capitalized to mineral properties and $0.9 million was expensed (2004:  $0.5 million)

Summary of Quarterly Results

The following table shows consolidated loss by quarter for the previous eight quarters, on a dollar and per share basis. As the Company is still in the exploration and development stage, it has no sales or revenue. Per share figures are basic and fully diluted.

Loss by quarter
	Q1	Q2	Q3	Q4
	$	$	$	$
2005	1,138,479	2,326,551
Per share	0.01	0.03
2004	457,407	1,437,139	400,458	1,477,220
Per share	0.01	0.02	0.01	0.02
2003			520,575	980,701
Per share			0.01	0.02

Significant variations in charges to expense in each quarter include: non-cash compensation recorded in the amount of $403,989 in Q4 2003 and $82,775, $469,190 and $392,000 in Q1, Q2 and Q4 respectively of 2004, and $927,000 in Q2 2005, reflecting the value of the grant of incentive stock options to personnel.  Q1 and Q2 -2005 contains charges for debenture accretion, interest and financing expense relating to convertible debentures issued in February 2005. Bonus compensation was granted in the amount $407,600 in Q2-2005 and $216,000 in Q2-2004.

Financial and Other Instruments

Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the debt portion of a convertible debenture, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at cost, except for the convertible debentures, which approximates their fair value at each reporting period value in United States dollars. The convertible debenture is recorded at the discounted value of future cash flows, using the Company’s risk adjusted discount rate of 12.6% and is adjusted quarterly for changes in the Canadian dollar to United States dollar exchange rate. The amount of debenture discount is accreted to the carrying value of the debenture on a quarterly basis. The Company is vulnerable to financial gain or loss as a result of foreign exchange movements against the United States dollar. In the second quarter 2005, the Company recorded a net loss of $85,437, with a loss on Canadian dollar translation of its net monetary liabilities offset in part by a gain on Mexican peso accounts. The Company minimizes its foreign exchange risk by maintaining low net account balances in Canadian dollars and Mexican pesos, to the extent possible. The Company has entered into agreements to acquire $16 million Canadian dollars at fixed future prices to offset a portion of its Canadian dollar debenture liability which is not offset by Canadian dollars on deposit.

The Company has placed its cash and cash equivalents in short-term liquid deposits or investments which provide a revised rate of interest upon maturity.

Investment in Mineral Exploration and Development

Net investments in mineral properties for the first six months of 2005 was $14.3 million of which $13.3 million related to the development of Phase I of the Mulatos deposit, which is projected in its June 2004 feasibility study to cost $72.3 million. Approximately $1.6 million in sales taxes were reclassified as currently recoverable; in prior years, refundable sales taxes in Mexico were often difficult to recover, but Mexican tax authorities are now more diligent in responding to refund claims.

At the end of June 2005 the Company had spent to date an estimated $50.0 million on construction and procurement at Mulatos. Emphasis in the second quarter 2005 was placed on completing the process systems at Mulatos and prepare for gold production. Major expenditures included $2.6 million on the leach pad, $1.7 million on power facilities, $1.0 million on equipment refurbishing and maintenance, $1.0 million on mine access and haul roads, and $0.3 million on water systems. Phase I of the leach pad was completed, and at June 30, 2005 approximately 100,000 tonnes of gold bearing material was placed as an overliner. There is an additional 300,000 tonnes of gold-bearing material adjacent to the pad awaiting screening before being loaded to the pad. Solution ponds are in place and have been lined. Plant construction is substantially completed and is in commissioning phase. Power is currently being supplied by on site generators.

In the three months ended June 30, 2005, equipment purchases and installations amounted to $3.3 million and included $2.5 million on the three-stage crusher and conveyor system.

 In the second quarter of 2005, the Company recorded an increase of $114,000 in its valuation of asset retirement obligations (AROs), based on ongoing development work at Mulatos. This valuation reflects the discounted cash flows anticipated for future removal and site restoration and is added to the cost of the relevant mineral property.

Capital Resources and Liquidity

In February  2005, the Company issued $40.3 million (C$50 million) 5.5% convertible unsecured subordinated debentures maturing on February 15, 2010, net of a 3.5% underwriters’ fee. The debentures bear interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debentures are convertible into common shares at a rate of 188.6792 common shares for each C$1,000 principal amount of debentures. In certain circumstances, the debentures may be redeemed in whole or in part at the option of the company after February 15, 2008.

The debentures are classified as a liability, with the exception of the portion relating to their conversion features, which are classified as an equity component, resulting in the carrying value of the debentures being less than their face value.

The Company ended June 30, 2005 with $35.7 million in cash and cash equivalents compared with $28.1 million (which includes short-term investments) at December 31, 2004. The Company also had $2.3 million in funds set aside to pay the first year estimated interest on the convertible debentures, in accordance with the terms of the trust indenture. At June 30, 2005 the estimated cost to complete the Mulatos project construction and procurement was approximately $25 million.

At June 30, 2005, the Company had $44.1 million in working capital, an increase from working capital of $29.0 million at December 31, 2004. Cash,  cash equivalents and short-term investments increased by $7.4 million from December 2004 balances.  The increase in cash and short-term investments resulted primarily from funds received from the $40.3 million convertible debenture issue in February 2005, and from the receipt of $1.1 million from the exercise of warrants and stock options. Payables increased from $1.0 million at December 2004 to $2.5 million at June 2005 (unchanged from March 2005) in response to increased construction activities at Mulatos. The other significant changes in working capital resulted from: the increase in contractor advances, to support equipment mobilization and deposits, from $1.7 million to $4.1 million; classification of sales tax recoverable of $3.4 million as a current asset reflecting a more timely collection outlook; and inventory of gold-in-process of $0.5 million reflecting the cost of pad-loading and stockpiling of gold-bearing material undergoing processing into a gold/silver dore product.

The Company is adequately funded to carry out further development work at Mulatos. It has an exploration budget of $6 million for the year (of which $1.0 million has been spent to date) and expects to have a working capital requirement of up to $5 million or more throughout 2005, depending on the level of gold in-process inventory, inventory of spare parts, and the timing of recovery of refundable sales taxes, down from the current level of $8 million which includes short-term contractor advances. First gold pour was achieved on July 20 2005, although sustained production at the feasibility rate is expected before year end. The Company expects to generate some cash flow from operations prior to completing construction at Mulatos.

Strategic Outlook

In the second quarter of 2005 the Company focused on completing the processing systems at the Mulatos mine, and continued development drilling adjacent to the Mulatos deposit at El Salto and Mina Vieja and in the adjoining Escondida-El Victor mineralized areas. The Company expects to have a revised reserve model in the third quarter 2005 which will incorporate drilling results at El Salto and Mina Vieja.

The Company continues to advance the Escondida-El Victor underground drift development to a total of 1,700 meters and to develop drill sites along the drift. As results warrant, Escondida-El Victor will be incorporated into a revised reserve model some time in the first half of 2006.

At Los Bajios, the site of exploration drilling in 2004, the Company completed a 3D IP survey. Targets are being developed for drill testing. The Company also plans to test targets at El Jaspe in the third quarter 2005.

Off-Balance Sheet Arrangements

The Company has entered into agreements to acquire $16.0 million Canadian dollars in 2007 at a fixed price to offset a portion of its Canadian dollar debenture liability which is not offset by Canadian dollars on deposit. As at June 30, 2005, the Company has recorded an unrealized gain of $325,000 on these contracts. Subsequent to the end of the second quarter 2005, the Company entered into an agreement to acquire an additional $6 million Canadian dollars at a fixed price.

Commitments Table (by period)

The following table lists as at June 30, 2005 information with respect to the Company’s contractual obligations.

	Payments due by period
Contractual Obligations ($)	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations(1)	52,030,000	2,240,000	4,490,000	45,300,000	-
Purchase Obligations(2)	8,000,000	8,000,000	-	-	-
Future currency purchases	13,000,000	-	13,000,000	-	-
Liabilities reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements (3)	700,000	-	-	-	700,000
Others	-	-	-	-
Total	73,730,000	10,240,000	17,490,000	45,300,000	700,000

Contractual obligations exclude expenses, except as noted, of a fixed nature expected to be incurred in the normal course of operations.

(1)

Based on June 30, 2005 USD/CDN exchange rate. The Company issued CDN$50 million ($40.3 million) in convertible debentures due in February, 2010, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 5.5%.

(2)

Based on contracts entered into as at June 30, 2005, out of a total estimated cost to completion of $25 million.

(3)

Estimated asset retirement obligations, presented on a non-discounted cash-flow basis.

Related Party Transactions

The Company received consulting services from one director on a fee for services plus retainer basis, resulting in an ongoing commitment. Total contractual fees paid were $34,260 (2004 - $309,700 to a director and officer of the Company). In 2004, consulting services were subject to the terms of an annual renewable services contract for an officer and director – the form of this services contract was discontinued in the fourth quarter of 2004. These transactions have occurred in the normal course of operation and are measured at their fair value.

Outstanding Share Data

The Company has one class of common shares: as of August 2, 2005, there were 77,297,418 common shares outstanding.

The Company has a stock option plan: as of August 2, 2005, there were 4,780,983 stock options granted and outstanding, all of which have vested.

The Company has outstanding as of August 2, 2005, 4,896,000 share purchase warrants.

The Company has outstanding as of August 2, 2005, face value of CDN$50,000,000 convertible debentures.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company's plans for its properties and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The nature of risks and uncertainties are discussed more fully in the Annual Information Form filed by the Company and in the December 31, 2004 MD&A and apply to this period under review.